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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Clearwire Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
185385309
(CUSIP Number)
Marcus J. Williams
Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, WA 98101
(206) 622-3150
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	185385309

1	NAMES OF REPORTING PERSONS: Eagle River Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
[41-2079890]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Washington

	7	SOLE VOTING POWER:

NUMBER OF		36,911,291 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,759,999 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,911,291 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,911,291 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	185385309

1	NAMES OF REPORTING PERSONS: Craig O. McCaw

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		37,856,290 (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,759,999 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,856,290 (3)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,856,290 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	185385309

1	NAMES OF REPORTING PERSONS: CWCI, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	[84-1688654]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		111,666

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,666

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

ITEM 1.	SECURITY AND ISSUER

Title of Securities:	Class A Common Shares
Name of Issuer:	Clearwire Corporation (the “Issuer”)
Address of Issuer:	4400 Carillon Point
Kirkland, Washington 98033

ITEM 2.	IDENTITY AND BACKGROUND
(a), (b), (c)	The persons filing this statement are:

(1)	Eagle River Holdings, LLC, is a limited liability company formed under the laws of the State of Washington (“ERH”). ERH is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. The principal business of ERH is to build equity value for its members by acquiring, investing, holding and disposing of securities and other investments. The address for ERH’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(2)	Craig O. McCaw, an individual (“Mr. McCaw”), owns all of the voting membership interests in ERH and is the sole shareholder of Eagle River, Inc., the manager of ERH. Mr. McCaw is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. In addition, Mr. McCaw controls all of the voting interests in CWCI. Mr. McCaw serves as the Chairman of the Board of Directors of the Issuer. Mr. McCaw’s business address is 2300 Carillon Point, Kirkland, Washington 98033.

(3)	CWCI LLC, is a limited liability company formed under the laws of the State of Washington (“CWCI”). CWCI is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. CWCI is a holding company of securities of the Issuer. The address for ERH’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.
(d)	Not Applicable.

(e)	Not Applicable.

(f)	Mr. McCaw is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The securities acquired by ERH and CWCI were acquired in private financing transactions using the respective stockholders’ capital. These transactions were completed prior to the Issuer’s initial public offering and prior to Issuer becoming subject to the Securities Exchange Act of 1934, as amended. Mr. McCaw acquired the securities held individually by him pursuant to a grant of stock options from the Issuer prior to the Issuer’s initial public offering and prior to Issuer becoming subject to the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION
None of the reporting persons are a party to any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. This report is filed following the Issuer’s initial public offering and the Issuer becoming subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and is a voluntary report filed in advance of any transaction reportable under Section 13(d) of the Exchange Act and the regulations thereunder.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
This section describes the aggregate amount of securities held collectively by the reporting persons based on information made available by the Issuer as of May 31, 2007. The reporting persons disclaim beneficial ownership of securities held by other reporting persons except to the extent of any pecuniary interest therein.
(a)	The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by each reporting person covered by this statement is as follows:

Name	Number of Shares		Percentage
Eagle River Holdings, LLC	36,911,291	(1)(2)	23.9	%(4)
Craig O. McCaw	37,856,290	(1)(2)(3)	24.4	%(5)
CWCI, LLC	111,666		0.08	%(6)
(1)	Number of shares as to which ERH has:
(i)	Sole power to vote or to direct the vote: 36,911,291 (1)

(ii)	Shared power to vote or to direct the vote: 36,759,999 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 36,911,291 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0
(2)	Number of shares as to which Mr. McCaw has:
(i)	Sole power to vote or to direct the vote: 37,856,290 (3)

(ii)	Shared power to vote or to direct the vote: 36,759,999 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 37,856,290 (3)

(iv)	Shared power to dispose or to direct the disposition of: 0
(3)	Number of shares as to which CWCI has:
(i)	Sole power to vote or to direct the vote: 111,666

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 111,666

(iv)	Shared power to dispose or to direct the disposition of: 0
(b)	Securities transactions effected by any of the reporting persons during the past 60 days: None.

(c)	Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None

(d)	The date on which the reporting persons ceased to be the beneficial owner of more then 5% of the class of securities: Not applicable.
Note (1): Securities attributed to ERH include an aggregate of 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock held by ERH, and an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of May 31, 2007.
Note (2): Securities attributed to ERH and Mr. McCaw include 23,427,601 shares of Class A common stock and 9,905,732 shares of Class A common stock to be issued upon conversion of the 9,905,732 shares of Class B common stock beneficially owned by Intel Capital Corporation; 3,333,333 shares of common stock beneficially owned by Intel Capital (Cayman) Corporation; and 93,333 shares of common stock issuable upon exercise of warrants beneficially owned by Middlefield Ventures, Inc., a wholly-owned, subsidiary of Intel Corporation. ERH, Intel Capital Corporation and Intel Capital (Cayman) Corporation (collectively the “Intel Affiliates”) are parties to an agreement respecting the election of certain of the Issuer’s directors. Each of the reporting persons disclaims beneficial ownership of the securities beneficially owned by the Intel Affiliates.
Note (3): Mr. McCaw is the controlling member of ERH. Securities attributed to Mr. McCaw include an aggregate of 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock; an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of May 31, 2007; 833,333 shares of Class A common stock that the Mr. McCaw has the right to acquire pursuant to exercise of options exercisable within 60 days of May 31, 2007; and 111,666 shares of Class A common stock held by CWCI LLC, an entity controlled by Mr. McCaw.
Note (4): Based on 134,801,550 shares of the Issuer’s Class A Common Stock outstanding on May 31, 2007, plus; 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock, an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of May 31, 2007.
Note (5): Based on 134,801,550 shares of the Issuer’s Class A Common Stock outstanding on May 31, 2007, plus; 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock, an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of May 31, 2007. Mr. McCaw disclaims beneficial ownership of the securities beneficially owned by CWCI, LLC, except to the extent of his pecuniary interest therein. Mr. McCaw disclaims beneficial ownership of the securities beneficially owned by the Intel Affiliates.
Note (6): Based on 134,801,550 shares of the Issuer’s Class A Common Stock outstanding on May 31, 2007.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Issuer, ERH and the Intel Affiliates are parties to a voting agreement dated August 29, 2006. Under the voting agreement the parties have agreed that ERH, the Intel Affiliates, and any person or entity to whom ERH or the Intel Affiliates transfers their respective shares of capital stock, as well as any person or entity to whom the Issuer issues and sells shares of Class B common stock or securities convertible into or exchangeable for Class B common stock, must vote its shares in any election of the Issuer’s directors as may be necessary to elect as director or directors two individuals designated by Intel Capital Corporation so long as Intel Capital Corporation and Intel Capital (Cayman) Corporation, and their respective affiliates, hold at least 15% of the Issuer’s outstanding stock, one individual designated by Intel Capital Corporation so long as Intel Capital Corporation and Intel Capital (Cayman) Corporation, and their respective affiliates, hold at least 7.5% but less than 15% of our outstanding capital stock, and four individuals designated by the reporting person.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS
Exhibit A: Voting Agreement dated August 29, 2006 among Clearwire Corporation, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 26, 2007

EAGLE RIVER HOLDINGS, LLC
/s/ Craig O. McCaw
By: Craig O. McCaw
Title:	Member

CRAIG O. MCCAW
/s/ Craig O. McCaw
CWCI, LLC

/s/ Craig O. McCaw
By: Craig O. McCaw
Member CWCI, LLC